Exhibit 4.2
Business Cooperation Agreement
This Business Cooperation Agreement (“the Agreement”) entered into this 6th day of March 2006, by and among hanarotelecom, inc.(“hanarotelecom”) whose main office is located at Asiaone Bldg., 17-7 Yeouido-dong, Youngdeungpo-gu, Seoul, Celrun Co., Ltd. (“Celrun”) whose main office is located at 1412-8 Yongbong-dong, Buk-gu, Gwangju and CelrunTV (“CelrunTV”) whose main office is located at Sindo Bldg., 10 Garak-dong, Songpa-gu, Seoul (hereinafter individually referred to as a “Party” and collectively as the “Parties”),
WITNESSETH THAT;
WHEREAS, hanarotelecom is a shareholder of CelrunTV, who owns 780,000 registered common shares with par value of Won 5,000 each, or 65.0% of the total outstanding shares with voting rights of CelrunTV as of the purchase date set forth in the Stock Purchase and Change of Control Agreement (“CelrunTV Stock Purchase Agreement”) entered into this 6th day of March 2006, by and among hanarotelecom, Celrun, CelrunTV and Young Min Kim whose address is 108-901, Samsung Munjeong-dong Raemian Apartments, 1-12 Munjeong-dong, Songpa-gu, Seoul (“Young Min Kim”); and
WHEREAS, Celrun is a shareholder of CelrunTV, who owns 420,000 registered common shares with par value of Won 5,000 each, or 35.0% of the total outstanding shares with voting rights of CelrunTV as of the purchase date set forth in the CelrunTV Stock Purchase Agreement; and
WHEREAS, the Parties wish to sign the Agreement as a condition precedent to stock purchase stipulated in subparagraph (g), paragraph 4.1, Article 4 of the CelrunTV Stock Purchase Agreement and have agreed that mutual cooperation on TV-Portal and IP-TV services is the best way to achieve efficient management of CelrunTV and maximize shareholder value based on the efficient management; and
WHEREAS, Celrun and hanarotelecom shall do their utmost to develop the business of CelrunTV and maximize profits not to undermine the profits of

CelrunTV for their own interest;
NOW, THEREFORE, the parties hereto agree as follows:
Article 1 (Provision of Services)
1.1	hanarotelecom shall provide its broadband Internet subscribers with TV-Portal service, Internet-based TV video-on-demand, or VOD, service and Internet-based IP-TV service (the “Services”), sign the Terms of Service with the subscribers (including the case where provisions regarding the Services are inserted into the terms and conditions regarding the broadband Internet access service) and be subject to the rights and obligations of the Terms of Service.

1.2	hanarotelecom shall not, without consent from CelrunTV, transfer the agreement with subscribers relating to the service stated in paragraph 1.1 (the “Subscribers”) to a third party, except where CelrunTV is merged into hanarotelecom or where hanarotelecom is merged into a third party or engages in a transfer of business.

1.3	Revenues accrued from the provision of the Services as stated in paragraph 1.1 shall be recognized as revenues of hanarotelecom.

1.4	To the extent permitted by relevant laws, Celrun TV may provide the Services to B2B subscribers and broadband Internet subscribers of Internet service providers other than hanarotelecom, sign the Terms of Service directly with the subscribers and be subject to the rights and obligations of the Terms of Service.

1.5	Revenues accrued from the provision of the Services as stated in paragraph 1.4 shall be recognized as revenues of CelrunTV.

1.6	In providing the Services as stated in paragraph 1.4, hanarotelecom and CelrunTV shall cooperate as much as possible to create synergy, and, as part of such cooperation, hanarotelecom’s distribution channels are, in principle, responsible for sales, service activation, maintenance and repairs with respect to the provision of the Services stated in paragraph 1.4. However, CelrunTV may conduct sales, service activation, maintenance and repairs on its own if necessary.
Article 2 (Exclusive Use and Provision of Services)
2.1	To the extent permitted by relevant laws or regulations, hanarotelecom shall obtain the Services exclusively from CelrunTV for five years from the date of the Agreement unless Celrun’s stake in CelrunTV becomes less than 10%.

2.2	hanarotelecom shall endeavor to improve its network and provide sales and staff support for the purpose of facilitating the provision of the Services.

2.3	Celrun shall not supply head-end platform (middleware, EMS, DRM, P2P solution, etc.) and set-top box (“STB”) to which CelrunTV has the right of ownership (the “CelrunTV Solution”), without prior approval from CelrunTV, to subscribers of the Services, either directly or through a third party other than hanarotelecom or CelrunTV, in the territory of the Republic of Korea; provided that Celrun may provide the CelrunTV Solution to foreign companies doing the same or similar business to CelrunTV, and that Celrun may provide anyone with solutions and STBs different from those supplied by CelrunTV.

2.4	Paragraph 2.3 shall not apply if a STB lease company is supplied with STBs from Celrun in order to lease Celrun’s STBs to hanarotelecom or CelrunTV.

2.5	hanarotelecom or CelrunTV shall be supplied with STBs exclusively from Celrun for two years from the date of the Agreement if Celrun can supply the same or similar STBs at the lowest unit price compared to other suppliers and satisfy technological standards set by CelrunTV.

2.6	Celrun shall not discontinue, without the consent from hanarotelecom or CelrunTV, supplying STBs or after-sale services for head-end platform and STBs as long as hanarotelecom or CelrunTV provides the Services.

2.7	Celrun may increase the unit price of STB, with consent from hanarotelecom or CelrunTV, by the level not exceeding the average annual increase in STB unit price and shall immediately lower its STB unit price if there are price-reducing factors (bulk purchase, a decrease in the price of STB components, etc.) for the STBs that Celrun supplies to hanarotelecom or CelrunTV. In case hanarotelecom or CelrunTV is supplied with Celrun’s STBs from a STB lease company, Celrun shall cooperate as much as possible to ensure the prime rate of interest on STB lease will be offered to hanarotelecom or CelrunTV.
2.8	With respect to the STBs used for the provision of the Services, Celrun shall complete the development to produce end products with the functions specified in subparagraphs (a) through (d) by the end of March 2006, and use its best efforts to complete the development of the functions specified in subparagraphs (e) and (f) by the end of March 2006. Intellectual property rights applied with regard to such products and functions shall be held by CelrunTV and relevant development expenses shall be included in the outsourcing agreement for the development of IP STB (“IP STB Development for Television Service of Celrun” signed between CelrunTV and Celrun on September 20, 2005):
(a)	embedded digital broadcasting tuner (ATSC reception)

(b)	advertising scheduler

(c)	Internet-based video-on-demand functionality for television sets (streaming play and multicasting support)

(d)	Network-PVR function

(e)	MP (Multimedia Play, DivX)

(f)	karaoke function
Article 3 (Subscriber Information Sharing)
3.1	hanarotelecom shall not transfer, without the consent from CelrunTV, subscriber-related information to a third party; provided that this shall not be applied if the agreement with the Subscribers is transferred in accordance with paragraph 1.2, if such information sharing is necessary in implementing the agreement on the use of information and telecommunications services, in calculating the fees for information and telecommunications services and for statistics collection, academic studies or market analysis, if specific provisions are included in other laws and if such information is provided under agreements with other telecommunication business operators pursuant to the Telecommunications Business Act.

3.2	hanarotelecom and CelrunTV may, to the extent permitted by relevant laws or regulations, have access to and make use of subscriber information if either party notifies subscribers of other party or to the extent provided in the terms and conditions regarding the use of telecommunications services. In no event shall CelrunTV provide subscriber information to a third party without consent from hanarotelecom.
Article 4 (Other Terms)
4.1	After the date of signing this agreement, Celrun and CelrunTV shall exert their best endeavors to explicitly stipulate, in any content licensing agreements signed with a third party other than the Parties hereto, that the subject of service shall be broadband Internet subscribers provided with Internet-based content services via television set.

4.2	In case Internet-based IP-TV service provided via TV set will be permitted under relevant laws or regulations, Celrun shall guarantee that the STBs supplied by CelrunTV for the Services can provide Internet-based IP-TV service provided via TV set without a hardware upgrade and, if an improvement of STB function is needed for the IP-TV service, supply improved STBs without additional charge.

4.3	Celrun shall supply, by the end of May 2006, all STB products (which were supposed to have been supplied pursuant to a STB supply agreement between CelrunTV and Celrun dated September 20, 2005) Celrun failed to provide to CelrunTV as of December 31, 2005. The number of STBs to be supplied for each version shall be mutually agreed upon between the two parties. For the first version of STBs (specifications of STBs stated in agreements between CelrunTV and Celrun prior to December 31, 2005), Celrun shall upgrade the STBs, without charge, by the end of May 2006 to the second version for the functions set forth in subparagraphs (b) through (d) of paragraph 3.7, Article 3 of this Agreement notwithstanding provisions in the existing agreement.
4.4	Celrun shall assist CelrunTV in obtaining contents under favorable conditions from Ontown Co., Ltd. whose main office is located at Jeongwha Bldg., 16-15 Garak-dong, Songpa-gu, Seoul (“Ontown”) and, upon signing this Agreement, assist CelrunTV and Ontown sign a separate content supply agreement.

4.5	In case CelrunTV desires to sell to Ontown part or all of its stake in investment partnerships stated below, Celrun shall guarantee that Ontown will be able to purchase, without any conditions, CelrunTV’s stake in the investment partnerships for the price CelrunTV invested in each partnership:
4.5.1	Name: Boston Film Investment Fund Amount of investment: Won 1,000,000,000 Date of establishment: September 23, 2005

4.5.2	Name: IMM Culture Contents Investment Fund Amount of investment: Won 500,000,000 Date of investment certificate distribution: September 30, 2005

4.5.3	Name: Fitech-NewWave Film and Knowledge-based Service Investment Fund I Amount of investment: Won 500,000,000 Date of investment certificate distribution: October 25, 2005
4.6	Celrun shall sell all of its stake in Ontown to CelrunTV at an appropriate price after an objective valuation of its stake; provided that this undertaking shall be effective until December 31, 2007.

4.7	In case CelrunTV issues new shares, hanarotelecom and Celrun shall, in principle, acquire new shares pro rata to the proportion of shares each company holds in CelrunTV.

4.8	If the articles of incorporation of CelrunTV provides that the number of directors shall be six or less, Celrun shall have the right to appoint directors of CelrunTV as follows:
4.8.1	Celrun’s stake in CelrunTV of 25% or more: appoint two directors

4.8.2	Celrun’s stake in CelrunTV between 15% and 25%: appoint one director
4.9	hanarotelecom and Celrun acknowledges the importance of content supply and programming and, accordingly, shall cooperate to form a management team to undertake the tasks appropriately.

4.10	Upon expiration of the term of this Agreement, Celrun and its affiliated companies may not induce, urge or force hanarotelecom’s subscribers of the Services, or have a third party carry out such activities, to cancel subscription for the service of hanarotelecom and subscribe to the service of Celrun or a third party.
Article 5 (Confidentiality)
Each Party shall not, without the prior written consent of the other Party, reveal (a) the existence, terms and contents of this Agreement, and (b) the existence and contents of any verbal or written document, covenant, letter and exchange of ideas regarding the Agreement and shall use its best efforts not to disclose such information directly or indirectly to any third party; provided that each party may disclose the information if required under relevant laws or regulations or requested by government agencies or supervisory authorities pursuant to the authority granted under relevant laws or regulations. Such information may also be disclosed to related companies, executives and employees and professional advisors who carry out the tasks relating to the transactions under the Agreement to the extent that their participation is needed.
Article 6 (Termination)
6.1	If any of the following events occurs to one Party (“Imputed Party”), the other party (“Terminating Party”) may terminate the Agreement by giving written notice to the Imputed Party.

6.1.1	If the Imputed Party fails to perform the Agreement for reasons attributable to the Imputed Party and fails to remedy or perform within 14 days after having received request from the Terminating Party;

6.1.2	If an application for the commencement of workout, reorganization, composition or bankruptcy proceedings or an application for preservative measures under the Debtor Rehabilitation and Bankruptcy Act or other similar measures is filed against the Imputed Party or if a resolution to dissolve the Imputed Party is approved;

6.1.3	If the Imputed Party suspends transactions regarding its business with banks such as dishonor of checks or certificates issued or endorsed by the Imputed Party or if a seizure or provisional attachment of part of material assets is imposed and the provisional attachment continues to be effective for 30 consecutive days; and

6.1.4	If a government agency issues an order of suspension or termination of business or operation (excluding an order of suspension of some functions such as an order to suspend acquisition of subscribers issued by the Korea Communications Commission) against the Imputed Party, and the order continues to be effective for 60 days.
6.2	Termination of the Agreement pursuant to paragraph 6.1 shall not affect any claims for compensation.
Article 7 (Indemnification)
Unless otherwise specified in the Agreement, if one Party (“Violating Party”) violates the Agreement and causes any losses to the other Party, the Violating Party shall compensate for all losses and relevant expenses (including reasonable attorneys’ fees). If a lawsuit, arbitration or similar claim is filed by a third party against the non-Violating Party due to the violation of the Agreement by the Violating Party, the Violating Party shall compensate for all losses and relevant expenses (including reasonable attorneys’ fees).

Article 8 (Change in Regulation)
8.1	If it becomes impossible to implement the Agreement due to amendments of the Broadcasting Act, the Telecommunications Business Act and other relevant laws or regulations or due to changes in the regulations of relevant government agencies including the Korea Communications Commission and the Ministry of Information and Communications, the Parties shall cooperate in good faith and amend the Agreement.

8.2	Celrun and CelrunTV shall cooperate with hanarotelecom in all matters necessary for obtaining a license or approval with respect to the Services, including in circumstances listed in paragraph 8.1.
Article 9 (Effectiveness of the Agreement)
The Agreement shall terminate and no longer be effective if the Stock Purchase Agreement signed among the Parties on March 6, 2006 is terminated or nullified for reasons attributable to one Party.
Article 10 (General Provisions)
10.1	The Agreement may not be changed or amended without written agreement among the Parties.

10.2	The Agreement constitutes the entire and only agreement among the Parties hereto with respect to the subject matter hereof, and matters not provided for by the Agreement shall be determined by separate agreements among the Parties; provided that this shall not apply to Article 9 of the Agreement; and provided further that matters not provided for by the Agreement may be governed by the CelrunTV Stock Purchase Agreement. The CelrunTV Stock Purchase Agreement shall supersede the Agreement if any provisions of the Agreement are inconsistent with or conflict with the CelrunTV Stock Purchase Agreement.

10.3	The Agreement or the rights and obligations under the Agreement may not be transferred to a third party without written prior agreement of other Party.

10.4	The Agreement is signed in the Republic of Korea, and shall be governed by and construed in accordance with the laws of the Republic of Korea.

10.5	Seoul Central District Court shall be the competent court with regard to any dispute relating to the Agreement, or effectiveness, interpretation, signing or execution of provisions of the Agreement.
IN WITNESS whereof, the Agreement shall be made out in duplicate, and hanarotelecom, Celrun and CelrunTV shall keep each of the Agreements.
hanarotelecom Inc.
Asiaone Bldg., 17-7 Yeouido-dong, Youngdeungpo-gu, Seoul, Korea
Chairman of Special Management Committee: Byung-Moo Park
(signed) (sealed)
Celrun Co., Ltd.
1412-8 Yongbong-dong, Buk-gu, Gwangju, Korea
(Seoul branch: Celrun Bldg. 7th floor, 36 Garak-dong, Songpa-gu, Seoul, Korea)
Representative Director: Young Min Kim
(signed) (sealed)
CelrunTV
Sindo Bldg. 3rd floor, 10 Garak-dong, Songpa-gu, Seoul, Korea
Representative Director: Young Min Kim
(signed) (sealed)